Aaron Capital, Inc.

AUDITED FINANCAL STATEMENTS

For the Year-Ended December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AARON CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2244 FARADAY, SUITE 113
(No. and Street)

CARLSBAD	CA	92011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo & Company PA
(Name – *if individual, state last, first, middle name*)

1907 S Alexander St, Ste 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AARON CAPITAL, INC. _____, as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CFO & FINOP
_____
Title

_____
Notary Public

CHRISTIAN MENA
Notary Public - State of Georgia
Bartow County
My Commission Expires Jan 6, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



RAULERSON CASTILLO &COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Aaron Capital, Inc.

We have audited the accompanying statement of financial condition of Aaron Capital, Inc. as of December 31, 2018, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Aaron Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Aaron Capital, Inc.'s financial statements. The supplemental information is the responsibility of Aaron Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
We have served as Aaron Capital, Inc.'s auditor since 2016.
Plant City, Florida
February 21, 2019

1

Aaron Capital, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	13,321
Prepaid Assets and Deposits		1,382
Receivables		691
Fixed Assets (net of accumulated depreciation)		-
Total Assets	$	15,394
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable		3,416
Accrued Expenses		939
Total Liabilities	$	4,355
Stockholder's Equity		
Common Stock, no par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding		252,973
Additional Paid-in Capital		-
Accumulated Deficits		(241,934)
Total Stockholder's Equity	$	11,039
Total Liabilities and Stockholder's Equity	$	15,394

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Operations
For the Year Ended December 31, 2018

	2018
Revenues	
Advisory Fees	$ 1,039,338
Mutual Funds	23,513
Other Income	13,997
Total Revenue	1,076,848
Cost of Revenue	846,218
Gross Profit	230,630
Operating Expenses	
Travel and Entertainment	22,144
Professional Services	66,792
Rent	10,990
Technology and Communications Expense	2,662
Employee Education	189
Regulatory Fees	4,312
Depreciation	590
Office Supplies and Expenses	4,807
Insurance and Taxes	128
Bank Charges	487
Total Operating Expenses	113,101
Net Income (Loss)	$ 117,529

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficits	Totals
Balance at December 31, 2017	$ 253,044	$ 127,839	$ (359,463)	$ 21,420
Capital Contributions				-
Capital Distributions	(71)	(127,839)		(127,910)
Net income (loss)			117,529	117,529
Balance at December 31, 2018	$ 252,973	$ -	$ (241,934)	$ 11,039

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2018

Cash flows from operating activities:		
Net Income	$	117,529
Adjustments to reconcile net income to net cash provided		
by (used in) operating activities:		
Accounts Receivable		1,343
Prepaid Expenses and Deposits		2,699
Accounts Payable		429
Accrued Expenses		(6,191)
Net cash provided by (used in) operating activities		115,809
Cash flows from investing activities:		
Rent Deposit		(1,100)
Depreciation		590
Net cash provided by (used in) investing activities		(510)
Cash flows from financing activities		
Contributions from Stockholder		-
Distributions to Stockholder		(127,910)
Net cash provided by financing activities		(127,910)
Net decrease in cash and equivalents		(12,611)
Cash and equivalents at beginning of period		25,932
Cash and equivalents at end of period	$	13,321

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Notes to Financial Statements
For the Year-Ended December 31, 2018

NOTE 1 – General and Summary of Significant Accounting Policies

General

Aaron Capital, Inc. (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business primarily as an underwriting and selling group participant on a best efforts basis. Aaron Capital also provides services as a retailer selling mutual funds, variable life insurance or annuities, and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

6

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Revenue within the scope of ASC 606 include the following:

Mutual Fund and 12b-1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute / sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Investment Banking Services

There services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("Success Fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition,

NOTE 2 – Fixed Assets

Fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers	$ 2,125	3
Total Cost of Property and Equipment	2,750	
Less: Accumulated Depreciation	(2,750)	
Property and Equipment, Net	$ -	

NOTE 3 – Income Taxes

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ -
State	-
Total income tax expense (benefit)	$ -

The Company has approximately $208,000 of net operating loss carryforward for federal income tax purposes which will start to expire after the year ending December 31, 2028. Because the future utilization of these tax carryforward losses is uncertain, no related deferred tax asset has been reflected in the accompanying financial statements. The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustments to the Company's tax position.

NOTE 4 – Occupancy

The Company was involved in a short-term operating agreement for office space for its headquarters in Memphis, TN. Rent for the year ended December 31, 2018 was waived by its related entity. The Company also leases office space in Carlsbad, CA for $1,100 under a short term lease expiring May 31, 2019.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

NOTE 5 – Related Party Transactions

The Company rents office space in Memphis, TN from PPM Inc. ("PPM"), an affiliate through common ownership. PPM waived all twelve months of rent for the Company. The Company also receives administrative office services from PPM and paid $30,105 to the affiliate for such services during the year ended December 31, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6 – Subsequent Events

Subsequent events have been evaluated through February 21, 2018, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 7 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2018, the Company did not exceed the federally insured limit.

NOTE 8 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2018 requiring contingent loss recognition.

NOTE 9 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2018. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $8,966 which was $3,966 in excess of its required net capital of $5,000. The Company's net capital ratio was 48.57%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Aaron Capital, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	11,039
Non-Allowable Assets		2,073
Haircuts on Securities		-
Net Allowable Capital	$	8,966

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	290
Minimum Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	3,966

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,355
Percentage of Aggregate Indebtedness to Net Capital		48.57%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Aaron Capital, Inc.

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of this Rule.



RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

To the Board of Directors and Stockholder
of Aaron Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aaron Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aaron Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aaron Capital, Inc. stated that Aaron Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Aaron Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aaron Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
Plant City, Florida
February 21, 2019



AARON CAPITAL, INC.

New York | Chicago | Los Angeles | San Francisco | Phoenix | Memphis | Colorado

EXEMPTION REPORT

Aaron Capital, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2018, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

ANA R. CARTER
Name

Ana R. Carter
Authorized Signature

CFO & FINOP
Title

Feb. 21, 2019
Date